Kronos Advanced Technologies, Inc.

2501 Garfield Ave.,

Parkersburg, WV 26101

323-680-4772

August, 29, 2023

REQUEST FOR QUALIFICATION

Mr. Matthew Crispino

Re:	Kronos Advanced Technologies, Inc. Form 1-A/A
Amendment No. 1 - Request for Qualification

File No. 024-12128

Dear Mr. Crispino:

On behalf of Kronos Advanced Technologies, Inc. (the “Company”), I hereby request qualification of the above- referenced Amendment at 4:00 p.m., Eastern Time, on Wednesday, August 30, 2023 or as soon thereafter as is practicable.

The Company’s Offering in its Form 1-A/A has been qualified by coordination in the state of Georgia. Under this exemption, the offering is qualified in Georgia pending qualification by the SEC and the Company’s undertaking to submit to the Georgia Secretary of State Securities Division any later filed amendments of the Form 1-A/A.

There is no compensation arrangement that requires FINRA approval.

Very Truly Yours,

/s/ Michael Rubinov

Michael Rubinov

CEO

Kronos Advanced Technologies, Inc.